# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: First Foundation Inc., CIK 0001413837
CUSIP: 32026V104
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 5221 N. O'CONNOR BLVD., SUITE 1378, IRVING, Texas (TX), 75039
Date of event which requires filing of this statement: 10/27/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001074034
Persons authorized to receive notices and communications: Canyon Partners, LLC, 2728 North Harwood Street,, 2nd Floor Attention: Jonathan M. Kaplan, Dallas, Texas (TX), 75201, (214) 253-6000

## Reporting persons
- Canyon Capital Advisors LLC (CIK 0001074034): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 8,152,392; shared voting power 0; sole dispositive power 8,152,392; shared dispositive power 0; aggregate amount beneficially owned 8,152,392 (9.9% of the class)
- Joshua S. Friedman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,152,392; sole dispositive power 0; shared dispositive power 8,152,392; aggregate amount beneficially owned 8,152,392 (9.9% of the class)
- Mitchell R. Julis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,152,392; sole dispositive power 0; shared dispositive power 8,152,392; aggregate amount beneficially owned 8,152,392 (9.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: First Foundation Inc.
Address of issuer's principal executive offices: 5221 N. O'CONNOR BLVD., SUITE 1378, IRVING, Texas (TX), 75039
Comment: The Reporting Persons (as defined below) previously reported beneficial ownership of shares of Common Stock, $0.001 par value per share (the "Common Stock") of First Foundation Inc., a Delaware corporation (the "Issuer") on a Schedule 13G filed with the Securities and Exchange Commission ("SEC") on November 14, 2024 pursuant to Rule 13d-1(d) of the Act (the "Schedule 13G"). For the reasons described herein, the Reporting Persons are now reporting their beneficial ownership of Common Stock on this Schedule 13D (the "Schedule 13D").

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed by:

(i) Canyon Capital Advisors LLC ("CCA"), with respect to the shares of Common Stock directly held by certain managed accounts with respect to which it acts as investment advisor, including Canyon Value Realization Fund, L.P., The Canyon Value Realization Master Fund, L.P., Canyon Balanced Master Fund, Ltd., CDOF IV Master Fund, L.P., Canyon Distressed TX (A) LLC and Canyon ESG Master Fund, L.P. (collectively, the "Accounts");

(ii) Mr. Mitchell R. Julis ("Mr. Julis"), with respect to the shares of Common Stock directly held by the Accounts; and

(iii) Mr. Joshua S. Friedman ("Mr. Friedman"), with respect to the shares of Common Stock directly held by the Accounts.

Messrs. Julis and Friedman control CCA and control entities which own 80.1% of CCA.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement shall not be deemed an admission that any Reporting Person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Act of 1934, as amended, or otherwise. Each of Mr. Julis and Mr. Friedman expressly disclaims beneficial ownership of any of the securities held by the Accounts.
Residence or business address: The address of the business office of CCA, Mr. Julis and Mr. Friedman is 2728 North Harwood Street, 2nd Floor, Dallas, Texas 75201.
Present principal occupation or employment: The principal business of each of the Reporting Persons is investment and/or investment management.
Criminal convictions in the last five years: During the five years preceding the date of this filing, none of the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any of the Related Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the five years preceding the date of this filing, none of the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any of the Related Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: CCA is a limited liability company organized under the laws of the state of Delaware. Each of Mr. Julis and Mr. Friedman is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: A total of approximately $34,725,270 was paid to acquire such Common Stock. Funds for the purchase of the shares of Common Stock reported herein were derived from the working capital of the Accounts and margin borrowings described in the following sentence. Such shares of Common Stock are held by accounts managed by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons are filing this Schedule 13D to supersede the Schedule 13G as a result of the entry by the Accounts into the Support Agreement (as defined and described below).

On October 27, 2025, concurrent with the execution of an Agreement and Plan of Merger (the "Merger Agreement") by and among the Issuer and FirstSun Capital Bancorp (the "Buyer"), the Accounts entered into a Support Agreement, dated October 27, 2025 (the "Support Agreement"), with the Buyer, pursuant to which the Accounts have agreed to, among other things, vote or cause to be voted all such shares of Common Stock and other voting securities of the Issuer they acquired (a) in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby (the "Transactions"), (b) in favor of any other matter that is reasonably necessary to be approved by the stockholders of the Issuer to facilitate the consummation of the transactions contemplated by the Merger Agreement, (c) in favor of any proposal to adjourn or postpone such meeting of the Issuer's stockholders to a later date if there are not sufficient votes to approve the Merger Agreement or the Transactions, (d) against any proposal made in opposition to the approval of the Merger Agreement, (e) other than the Transactions, against any proposal that relates to an Acquisition Proposal (as defined in the Merger Agreement), and (f) against any action, proposal, transaction, agreement or amendment of the Issuer's Articles or Bylaws, which would reasonably be expected to (1) result in a material breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer or Reporting Persons contained in the Merger Agreement, or (2) prevent, impede, delay, interfere with, postpone, discourage or frustrate the purposes of or adversely affect the consummation of the Transactions, including the Merger. The Accounts have also agreed not to sell or otherwise transfer their shares of Common Stock for a period of time, subject to certain exceptions.

The Support Agreement will terminate upon the earliest to occur of (a) the closing of the Merger, (b) the valid termination of the Merger Agreement in accordance with its terms or (c) at the election of the Accounts if the Merger Agreement is amended under certain circumstances.

The foregoing summary of the Support Agreement is qualified in its entirety by the full text of the Support Agreement, a copy of the form of Support Agreement is included as Exhibit B to the Merger Agreement, a copy of which is filed as Exhibit 2.1 in the Issuer's Form 8-K filed with the SEC on October 30, 2025, and is incorporated herein by reference. A copy of the Support Agreement is filed as Exhibit 1 hereto.

On July 2, 2024, the Accounts entered into an Investment Agreement (the "Investment Agreement") with the Issuer, pursuant to which the Issuer agreed, among other things, that its Board of Directors (the "Board") would appoint a designee of the Accounts to serve as a Director of the Issuer. On September 3, 2024, Sam Edelson, who is not an employee of CCA or the Accounts, was appointed to the Board of the Issuer. The foregoing summary of the Investment Agreement is qualified in its entirety by the full text of the Investment Agreement, a copy of which is filed as Exhibit 10.2 in the Issuer's Form 8-K filed with the SEC on July 2, 2024, and is incorporated herein by reference. A copy of the Investment Agreement is filed as Exhibit 2 hereto.

On July 8, 2024, pursuant to the Investment Agreement, the Accounts purchased (i) 3,206,392 shares of Common Stock at a price of $4.10 per share, (ii) 3,050 shares of the Issuer's Series A Noncumulative Convertible Preferred Stock (the "Series A Preferred Stock") at the price of $4,100 per share, and (iii) 4,946 shares of the Issuer's Series B noncumulative convertible preferred stock (the "Series B Preferred Stock") at a purchase price of $4,100 per Share. The aggregate purchase price was approximately $46 million. In addition, the Accounts were also issued warrants (the "Series C Warrants") to purchase 4,480 shares of non-voting Series C Preferred Stock, par value $0.001 per share (the "Series C Preferred Stock"), at a price of $5,125 per share, subject to adjustment, which expire on July 8, 2031. Each share of Series C Preferred Stock will convert into 1,000 shares of Common Stock upon a Reg Y Transfer in accordance with the terms of the warrant agreement entered into between the Issuer and the Accounts. These purchases were completed in connection with the Issuer's July 2024 capital raise.

Also on July 8, 2024, the Issuer and the Accounts entered into a Registration Rights Agreement (the "RRA"), pursuant to which the Issuer provides customary registration rights to the Accounts, their affiliates and certain permitted transferees with respect to, among other things, (a) the shares of Common Stock purchased under the Investment Agreements, (b) shares of Common Stock issued upon the conversion of shares of the preferred stock purchased under the Investment Agreements or issued upon the exercise of the Warrants and (c) if the Requisite Stockholder Vote (as defined in the RRA) is not received on or before 120 days after the closing of the issuance of Common Stock, Series B Preferred Stock, Series C Preferred Stock and Series C Warrants, the shares of preferred stock. Under the RRA, the Accounts are entitled to customary shelf registration rights, customary demand registration rights and customary piggyback registration rights, in each case, subject to certain limitations as set forth in the RRA. The foregoing summary of the RRA is qualified in its entirety by the full text of the RRA, a copy of which is filed as Exhibit 10.1 in the Issuer's Form 8-K filed with the SEC on July 9, 2024, and is incorporated herein by reference. A copy of the RRA is filed as Exhibit 3 hereto.

On September 30, 2024, the Issuer's stockholders approved and adopted an amendment to its certificate of incorporation, as amended, to increase the number of authorized shares of Common Stock from 100,000,000 shares to 200,000,000 shares, and also approved the issuance of shares of Common Stock in connection with the July 2024 capital raise pursuant to NYSE listing rules. As a result of these approvals, all of the issued and outstanding shares of the Series B Preferred Stock, including those held by the Accounts, automatically converted into shares of common stock as of the close of business on October 2, 2024, in accordance with the terms of the Certificate of Designation for the Series B Preferred Stock.

On October 27, 2025, the Issuer and the Accounts entered into a Partial Termination Agreement (the "PTA"), pursuant to which the Issuer and the Accounts agreed to terminate certain provisions of the Investment Agreement and fully terminate the RRA, contingent upon the closing of the Merger, effective as of immediately prior to the Effective Time (as defined in the Merger Agreement). Pursuant to the PTA, Buyer will use commercially reasonable efforts to grant certain registration rights, effective upon the closing of the Merger, to the Accounts under Amendment No. 2 ("Amendment No. 2") to the Buyer's Registration Rights Agreement, dated as of June 19, 2017, by and among the Buyer and the parties signatories thereto, as amended by Amendment No. 1, dated as of June 1, 2021. A copy of the form of Amendment No. 2 is included as Exhibit J to the Merger Agreement, a copy of which is filed as Exhibit 2.1 in the Issuer's Form 8-K filed with the SEC on October 30, 2025, and is incorporated herein by reference. The foregoing summary of the PTA is qualified in its entirety by the full text of the PTA, a copy of which is included as Exhibit I to the Merger Agreement, a copy of which is filed as Exhibit 2.1 in the Issuer's Form 8-K filed with the SEC on October 30, 2025, and is incorporated herein by reference. A copy of the PTA is filed as Exhibit 4 hereto.

On October 27, 2025, the Issuer and the Accounts entered into a Warrant Exercise and Termination Agreement (the "WETA"), pursuant to which, in connection with the Transactions, and conditioned upon the consummation of the Merger, the Accounts will be deemed to have exercised the Series C Warrants held by them immediately prior to the Effective Time in full on a cashless basis, in accordance with the terms of the Series C Warrant and the WETA, in exchange for the applicable issued Series C Non-Voting Common Equivalent Stock. Additionally, at or immediately prior to the Effective Time, the Accounts will receive the Warrant Termination Consideration (as defined in the WETA) for the exercise of the Series C Warrants. The foregoing summary of the WETA is qualified in its entirety by the full text of the WETA, a copy of which is included as Exhibit G to the Merger Agreement, a copy of which is filed as Exhibit 2.1 in the Issuer's Form 8-K filed with the SEC on October 30, 2025, and is incorporated herein by reference. A copy of the WETA is filed as Exhibit 5 hereto.

The Reporting Persons may, from time to time, engage in discussions with members of management and the Board, other current or prospective shareholders, industry analysts, existing or potential strategic partners, acquirers or competitors, investment professionals, financing sources and other third parties regarding the foregoing and a broad range of matters relating to the Issuer, including, among other things, the Issuer's business, operations, management, organizational documents, ownership, capital or corporate structure, dividend policy, corporate governance, Board composition, management and Board incentive programs, strategic alternatives and transactions, in which the Reporting Persons may participate, as a means of enhancing shareholder value. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements, which may contain customary standstill provisions. The Reporting Persons may consider, explore and/or develop plans and/or make proposals with respect to, among other things, the foregoing matters and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, acquiring additional Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities") or disposing of some or all of the Securities beneficially owned by them, in the public market or in privately negotiated transactions, entering into financial instruments or other agreements that increase or decrease the Reporting Persons' economic exposure with respect to their investment in the Issuer without affecting their beneficial ownership of shares of Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and the percentage of the Common Stock beneficially owned by each of the Reporting Persons.

The percentage reported in this Schedule 13D is calculated based upon the 82,386,071 shares of Common Stock to be outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 11, 2025.

Excludes Series A Preferred Stock and Series C Warrants. The Series A Preferred Stock is convertible into 3,050,000 shares of Common Stock. Each share of Series A Preferred Stock will convert into 1,000 shares of Common Stock upon a Reg Y Transfer. The Series C Warrant is exercisable to purchase 4,480 shares of non-voting Series C Preferred Stock. Each share of Series C Preferred Stock will convert into 1,000 shares of Common Stock upon a Reg Y Transfer.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transaction in Common Stock in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons and the Accounts are known to have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Accounts.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference in its entirety in this Item 6.

Other than the Joint Filing Agreement attached as Exhibit 6 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the shares of Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Support Agreement, dated October 27, 2025, by and between affiliates of Canyon Partners, LLC and FirstSun Capital Bancorp. (Incorporated herein by reference to Exhibit B to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed by the Issuer on October 30, 2025).

2. Investment Agreement, dated July 2, 2024, by and among First Foundation Inc. and affiliates of Canyon Partners, LLC. (Incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K, filed on July 2, 2024).

3. Registration Rights Agreement, dated July 8, 2024, by and among First Foundation Inc. and the Purchasers (Incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed on July 9, 2024).

4. Partial Termination Agreement, dated October 27, 2025, by and among First Foundation Inc. and affiliates of Canyon Partners, LLC (Incorporated by reference to Exhibit I to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed by the Issuer on October 30, 2025).

5. Warrant Exercise and Termination Agreement, dated October 27, 2025, by and among First Foundation Inc. and affiliates of Canyon Partners, LLC (Incorporated by reference to Exhibit G to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed by the Issuer on October 30, 2025).

6. Joint Filing Agreement by and among the Reporting Persons, dated November 3, 2025.

## Signatures
- Canyon Capital Advisors LLC: /s/ Doug Anderson, Doug Anderson / Chief Compliance Officer (11/03/2025)
- Joshua S. Friedman: /s/ Joshua S. Friedman, Joshua S. Friedman (11/03/2025)
- Mitchell R. Julis: /s/ Mitchell R. Julis, Mitchell R. Julis (11/03/2025)